UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INNOVATIVE FOOD HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45772H202
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45772H202
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 73114 Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 269,000 Shares
	6	SHARED VOTING POWER 128,111 Shares
	7	SOLE DISPOSITIVE POWER 269,000 Shares
	8	SHARED DISPOSITIVE POWER 128,111 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,111 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 45772H202
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael C. Bradley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,751 Shares
	6	SHARED VOTING POWER 269,000 Shares
	7	SOLE DISPOSITIVE POWER 7,751 Shares
	8	SHARED DISPOSITIVE POWER 269,000 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,751 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 45772H202
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 21,000 Shares
	6	SHARED VOTING POWER 269,000 Shares
	7	SOLE DISPOSITIVE POWER 21,000 Shares
	8	SHARED DISPOSITIVE POWER 269,000 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,000 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 45772H202
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Denver J. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 76,230 Shares
	6	SHARED VOTING POWER 292,130 Shares
	7	SOLE DISPOSITIVE POWER 76,230 Shares
	8	SHARED DISPOSITIVE POWER 292,130 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,360 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 45772H202
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paratus Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 23,130 Shares
	6	SHARED VOTING POWER 345,230 Shares
	7	SOLE DISPOSITIVE POWER 23,130 Shares
	8	SHARED DISPOSITIVE POWER 345,230 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,360 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (see instructions) CO

Item 1(a).	Name of Issuer:

INNOVATIVE FOOD HOLDINGS, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

26411 Race Track Rd., Bonita Springs, FL 34135

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons"):

i)     73114 Investments LLC

ii)    Michael C. Bradley

iii)   Donald E. Smith

iv)   Denver J. Smith

v)    Paratus Capital LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business offices of all of the “Reporting Persons” is 13401 Railway Drive, Oklahoma City, OK, 73114.

Item 2(c).	Citizenship:

i)     73114 Investments LLC is an Oklahoma limited liability company;

ii)    Michael C. Bradley is a citizen of the United States of America; and

iii)   Donald E. Smith is a citizen of the United States of America; and

iv)   Denver J. Smith is a citizen of the United States of America; and

v)    Paratus Capital LLC is an Oklahoma limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number: 45772H202

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

	i)	73114 Investments LLC may be deemed the beneficial owner of 397,111 shares. It is the direct owner of, and has the sole power to vote and dispose of 269,000 shares. It also has the shared power to vote and dispose of the shares separately held by Michael C. Bradley, Donald E. Smith, Denver J. Smith, and Paratus Capital LLC.

	ii)	Michael C. Bradley may be deemed the beneficial owner of 276,751 shares. He is the direct owner of, and has the sole power to vote and dispose of 7,751 shares. He also has the shared power to vote and dispose of the 269,000 shares separately held by 73114 Investments LLC. He is an officer of 73114 Investments LLC.

	iii)	Donald E. Smith may be deemed the beneficial owner of 290,000 shares. He is the direct owner of, and has the sole power to vote and dispose of 21,000 shares. He also has the shared power to vote and dispose of the 269,000 shares separately held by 73114 Investments LLC. He is an officer of 73114 Investments LLC.

	iv)	Denver J. Smith may be deemed the beneficial owner of 368,360 shares. He is the direct owner of, and has the sole power to vote and dispose of 76,230 shares. He has the shared power to vote and dispose of the 269,000 shares separately held by 73114 Investments LLC. He has been granted power of attorney over the investment account of 73114 Investments LLC. He also has the shared power to vote and dispose of 23,130 shares separately held by Paratus Capital LLC. He is an officer of Paratus Capital LLC.

	v)	Paratus Capital LLC may be deemed the beneficial owner of 368,360 shares. It is the direct owner of, and has the sole power to vote and dispose of 23,130 shares. Through Paratus Capital LLC’s relationship with Denver J. Smith and Denver J. Smith’s relationship with 73114 Investments LLC, Paratus Capital LLC has the shared power to vote and dispose of the 269,000 shares separately held by 73114 Investments LLC. Paratus Capital LLC also has the shared power to vote and dispose of the 76,230 shares separately held by Denver Smith.

(b)
Percent of Class:

  i)     73114 Investments LLC may be deemed the beneficial owner of approximately 6.1% of Shares outstanding.
 ii)    Michael C. Bradley may be deemed the beneficial owner of approximately 4.3% of Shares outstanding.
 iii)   Donald E. Smith may be deemed the beneficial owner of approximately 4.5% of Shares outstanding.
 iv)   Denver J. Smith may be deemed the beneficial owner of approximately 5.7% of Shares outstanding.
 v)    Paratus Capital LLC may be deemed the beneficial owner of approximately 5.7% of Shares outstanding.

(c)	Number of shares as to which such person has: 73114 Investments LLC
	(i)	sole power to vote or to direct the vote:	269,000
	(ii)	shared power to vote or to direct the vote:	128,111
	(iii)	sole power to dispose or to direct the disposition of:	269,000
	(iv)	shared power to dispose or to direct the disposition of:	128,111

Michael C. Bradley

(i) sole power to vote or to direct the vote:	7,751 Shares
(ii) shared power to vote or to direct the vote:	269,000 Shares
(iii) sole power to dispose or to direct the disposition of:	7,751 Shares
(iv) shared power to dispose or to direct the disposition of:	269,000 Shares

Donald E. Smith

(i) sole power to vote or to direct the vote:	21,000 Shares
(ii) shared power to vote or to direct the vote:	269,000 Shares
(iii) sole power to dispose or to direct the disposition of:	21,000 Shares
(iv) shared power to dispose or to direct the disposition of:	269,000 Shares

Denver J. Smith

(i) sole power to vote or to direct the vote:	76,230 Shares
(ii) shared power to vote or to direct the vote:	292,130 Shares
(iii) sole power to dispose or to direct the disposition of:	76,230 Shares
(iv) shared power to dispose or to direct the disposition of:	292,130 Shares

Paratus Capital LLC

(i) sole power to vote or to direct the vote:	23,130 Shares
(ii) shared power to vote or to direct the vote:	345,230 Shares
(iii) sole power to dispose or to direct the disposition of:	23,130 Shares
(iv) shared power to dispose or to direct the disposition of:	345,230 Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See EXHIBIT A

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2014	/s/ Michael C. Bradley
Michael C. Bradley

Dated: February 4, 2014	/s/ Donald E. Smith
Donald E. Smith

Dated: February 4, 2014	/s/ Denver J. Smith
Denver J. Smith

Dated: February 4, 2014	Paratus Capital, LLC

By: /s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Strategy Officer

Dated: February 4, 2014	73114 Investments, LLC

By: /s/ Michael C. Bradley
Name: Michael C. Bradley
Title: Chief Financial Officer

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